

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2023

Qun Lu
Chief Executive Officer
CH AUTO Inc.
6F, Building C
Shunke Building
Shunyi District, Beijing 101200, China

> **Re: CH AUTO Inc.**
> **Amendment No. 5 to**
> **Registration Statement on Form F-4**
> **Filed September 13, 2023**
> **File No. 333-270267**

Dear Qun Lu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 1, 2023 letter.

Amendment No. 5 to Registration on Form F-4

Summary, page 19

1. We note your response to comment 2. Please revise to describe the corrections you will be required to make if your application for reconsideration is not approved.

The PRC government exerts substantial influence over the manner in which we must conduct our business activities..., page 82

2. We note the risk factors on page 82. Given the Chinese government's significant oversight and discretion over the conduct of your business, please revise to highlight the risk that

the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

<u>General</u>

3.   We note your response to comment 3 and reissue in part. Your disclosure continues to state that "MCAF and its affiliates, shall use commercially reasonable best efforts to deliver to the Company and MCAF true, correct and complete copies of each of the fully executed subscription agreements, by March 15, 2023, relating to a purchase of Class A Ordinary Shares through a private placement." Please revise the disclosure to address that a substantial amount of time has passed since March 15, 2023 and clearly state that, if true, MCAF has not waived its termination right with respect to the PIPE Financing.

You may contact Beverly Singleton at 202-551-3328 or Anne McConnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing